UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

loanDepot, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

53946R106

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13G	Page 2 of 8 Pages

1.	Names of Reporting Persons PCP MANAGERS GP, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 104,444,346
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 104,444,346

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,444,346(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 60.54%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Represents (i) 3,985,685 shares of Class A Common Stock and (ii) 100,458,661 shares of Class A Common Stock issuable in respect of (a) 3,388,886 shares of Class C Common Stock (“Class C Common Stock”), convertible (together with an equal number of units of LD Holdings Group LLC (“Units”)) into Class A Common Stock on a one-to-one basis at the election of the Reporting Person(s), (b) 97,026,671 shares of Class D Common Stock (“Class D Common Stock”) which are convertible into shares of Class A Common Stock on a one-for-one basis at the election of the Reporting Person(s), and (c) 43,104 Restricted Stock Units (“RSUs”) scheduled to vest on February 28, 2023.

(2)

Calculated based on (i) 72,066,120 shares of Class A Common Stock outstanding as of November 9, 2022 as reported on the Issuer’s Form 10-Q, filed on November 9, 2022 and (ii) 100,458,661 Shares of Class A Common Stock issuable in respect of the shares of Class C Common Stock (and Units), Class D Common Stock, and RSUs beneficially owned by the Reporting Persons. If such calculation were based on the assumption that all Class C shares and all of the Issuer’s Class D shares that are convertible (together with an equivalent number of Common Units) at any time on a one-for-one basis into shares of Class A Common Stock of the Issuer, were converted into Class A Shares, the Reporting Person’s beneficial ownership would be 33.22%.

CUSIP No.	13G	Page 3 of 8 Pages

1.	Names of Reporting Persons Brian P. Golson
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 104,444,346
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 104,444,346

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,444,346(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 60.54%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Represents (i) 3,985,685 shares of Class A Common Stock and (ii) 100,458,661 shares of Class A Common Stock issuable in respect of (a) 3,388,886 shares of Class C Common Stock, (b) 97,026,671 shares of Class D Common Stock, and (c) 43,104 RSUs scheduled to vest on February 28, 2023.

(2)

Calculated based on (i) 72,066,120 shares of Class A Common Stock outstanding as of November 9, 2022 as reported on the Issuer’s Form 10-Q, filed on November 9, 2022 and (ii) 100,458,661 Shares of Class A Common Stock issuable in respect of the shares of Class C Common Stock (and Units), Class D Common Stock, and RSUs beneficially owned by the Reporting Persons. If such calculation were based on the assumption that all Class C shares and all of the Issuer’s Class D shares that are convertible (together with an equivalent number of Common Units) at any time on a one-for-one basis into shares of Class A Common Stock of the Issuer, were converted into Class A Shares, the Reporting Person’s beneficial ownership would be 33.22%.

1.	Names of Reporting Persons David J. Ament
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 104,444,346
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 104,444,346

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,444,346(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 60.54%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Represents (i) 3,985,685 shares of Class A Common Stock and (ii) 100,458,661 shares of Class A Common Stock issuable in respect of (a) 3,388,886 shares of Class C Common Stock, (b) 97,026,671 shares of Class D Common Stock, and (c) 43,104 RSUs scheduled to vest on February 28, 2023.

(2)

Calculated based on (i) 72,066,120 shares of Class A Common Stock outstanding as of November 9, 2022 as reported on the Issuer’s Form 10-Q, filed on November 9, 2022 and (ii) 100,458,661 Shares of Class A Common Stock issuable in respect of the shares of Class C Common Stock (and Units), Class D Common Stock, and RSUs beneficially owned by the Reporting Persons. If such calculation were based on the assumption that all Class C shares and all of the Issuer’s Class D shares that are convertible (together with an equivalent number of Common Units) at any time on a one-for-one basis into shares of Class A Common Stock of the Issuer, were converted into Class A Shares, the Reporting Person’s beneficial ownership would be 33.22%.

CUSIP No.	13G	Page 5 of 8 Pages

Item 1(a).	Name of Issuer:

loanDepot, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

26642 Towne Centre Drive Foothill Ranch, CA 92610

Item 2(a).	Names of Persons Filing:

This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

1. PCP MANAGERS GP, LLC

2. Brian P. Golson

3. David J. Ament

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

Four Embarcadero Center, Suite 3610 San Francisco, CA 94111

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number:

53946R106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership.

(a)   Amount beneficially owned:

See response to Item 9 on each cover page.

(b)  Percent of Class:

See response to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

CUSIP No.	13G	Page 6 of 8 Pages

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are directly or indirectly held by funds and entities managed or controlled by the Reporting Persons, including: Parthenon Investors III, L.P., Parthenon Investors IV, L.P., Parthenon Capital Partners Fund, L.P., Parthenon Capital Partners Fund II, L.P., PCAP Partners III, LLC, PCP Partners IV, L.P. and PCP Managers, L.P. (together, the “Parthenon Investors”). PCP Managers GP, LLC directly or indirectly exercises investment control with respect to each of the Parthenon Investors. Brian P. Golson and David J. Ament are Managing Partners of, and exercise decision-making power with respect to, PCP Managers GP, LLC, and therefore have voting and investment control over the reported securities. As such, each of the Reporting Persons may be deemed to beneficially own the reported securities. Notwithstanding the foregoing, this Statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

PCP MANAGERS GP, LLC

By:	/s/ Brian P. Golson
Name: Brian P. Golson
Title: Managing Member

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 11, 2022, incorporated by reference to the Reporting Persons’ 13G, as filed on February 11, 2022.